Agrico Acquisition Corp.
Boundary Hall, Cricket Square,
Grand Cayman, KY1-1102, Cayman Islands

July 2, 2021

VIA EDGAR & TELECOPY
Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Agrico Acquisition Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-255426) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on July 7, 2021, or as soon thereafter as practicable.

Very truly yours,

Agrico Acquisition Corp.

By:	/s/ Brent de Jong
Name:	Brent de Jong
Title:	Chief Executive Officer